

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

June 19, 2017

<u>Via E-Mail</u>
Mr. Brant Meleski
Senior Vice President and Chief Financial Officer
InfraREIT, Inc.
1807 Ross Avenue, 4th Floor
Dallas, Texas 75201

     Re: InfraREIT, Inc.
             Form 10-K
             Filed on February 28, 2017
             File No. 001-36822

Dear Mr. Meleski:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    /s/ Robert F. Teleiwcz, Jr.

                    Robert F. Telewicz, Jr.
                    Branch Chief
                    Office of Real Estate and
                    Commodities